Mail Stop 3-9							April 28, 2005



Mr. H.S. (Scobey) Hartley
Chief Executive Officer
JMG Exploration, Inc.
500-4th Avenue S.W., Suite 2600
Calgary, Alberta, Canada T2P 2V6

Re: JMG Exploration, Inc.
      Registration statement on Form SB-2
     Amendment No. 1 filed April 8, 2005
     File no. 333-120082

Dear Mr. Hartley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 2

General
1. Describe, if material, actual costs you are obligated to pay
JED
Oil, Inc. as part of your technical services agreement, that are over and above the cost of performing actual services. Examples would be management fees or other fees for each well drilled over and above the actual costs to drill the well and management fees in addition to the cost to actually operate wells once they have gone on production, and any other similar fees.
Risk Factors, page 4
2. Consider adding a new risk factor that states that you currently have no proved oil and gas reserves and disclose the ramifications on your company if you do not discover any oil and gas reserves in the future.

Management`s Discussion and Analysis or Plan of Operation, page 14

Financial Operation Overview, page 15
3. You have disclosed the year-end price of natural gas in $/gigajoule. The petroleum industry commonly uses prices for natural gas expressed as $/Mcf or $/MMBtu and which investors are used to seeing. We suggest you revise your document to disclose the price of natural gas in either of these terms for clarity purposes. If you disclose natural gas prices as a function of Btu`s, also provide a conversion factor for average Btu values per Mcf of natural gas.

Contractual Obligations and Commitments, pages 19-20
4. Please revise your contractual obligation disclosure to include a discussion of the Exploration and Development agreement discussed on page F-15 of the notes to the financial statements.

Business, page 21

Exploratory Projects, page 23
5. We note your statement that you intend to concentrate your efforts on oil and natural gas projects that carry a relatively high risk of failure but offer significantly high rewards. However, reconcile this with the fact that two of your farm-in projects appear to be located in relatively mature fields that have been developed for a number of years and, therefore, probably would not offer significantly higher rewards or consider removing the statement.

Use of seismic and other data in site selection, page 23
6. Consider balancing your disclosure with the fact that the use of seismic data and other technologies and the study of producing fields in the same area will not enable you to know conclusively prior to drilling and testing whether oil or natural gas will be present or, if present, it will be in sufficient quantities to recover drilling and completion costs or to be economically viable.

Selection of prospects, page 23
7. We note a November 16, 2004 press release by Fellows Energy Ltd stating that it had signed a joint venture agreement with Denver-based JMG Exploration Inc. to drill its Weston County in Wyoming and
Gordon Creek in Utah projects. The release also said the under the agreement, JMG will receive a 50 percent interest in exchange for incurring $2 million in exploration and drilling expenditures on the two projects by November 7, 2005. In addition, JMG advanced $1.5 million to Fellows in the form of a short-term loan. As this appears to be material information you should include it in your prospectus.

Oil and Natural Gas Properties Under Development, page 23

Hooligan Draw, page 23
8. You reference the Timber Draw 1-AH well located one-half mile from your prospect well and you note that it flowed 16,000 barrels of oil.
Disclose the current status of the well and if the well is still producing and if so at what rate. If the well produced a cumulative amount of 16,000 barrels of oil disclose that this is not an economic amount of oil as it would not pay for the current costs to drill a well to that depth.
9. Update the status of the Hooligan Draw well that you paid $1,250,000 to JED to drill. Did the estimated cost of $1,500,000 to drill the well include any management or operator fee to JED? If so, this amount should be disclosed.

Fiddler Creek, page 24
10. Disclose the current producing rate from the Fiddler Creek field and how many wells are on production.

Cutbank - Montana, page 27
11. Disclose the current producing rate from the Cutbank field and how many wells are on production.

Underwriting, page 44
12. Please expand the discussion to provide additional information concerning the timing of the offer to JED stockholders, when it will terminate, and the general offer commence. In addition, please clarify the extent to which the disclosure will be updated to reflect the extent to which JED stockholders purchased shares in this offering.


Notes to Financial Statements

7. Related Party Transactions, page F-14
13. It appears that your discussion of unpaid related party payables does not agree to the balance sheet. As such, please revise your disclosure to ensure that all material related party transactions are discussed.

Exhibits
14. We note your response to comment 80 and reissue the comment.
Please file the revised legal opinion as an exhibit.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tabatha Akins, Staff Accountant at (202)
824-
5547 or Lisa Vanjoske, Assistant Chief Accountant at (202) 942-
1972
if you have questions regarding comments on the financial statements and related matters. Please contact Song P. Brandon, Staff Attorney at (202) 942-2831, John Krug, Senior Attorney at (202) 942-2979,
or
me at (202) 942-1840 with any other questions.


      			Sincerely,


      			Jeffrey P. Riedler
      			Assistant Director


cc: 	Gary A. Agron, Esq.
	Law Office of Gary A. Agron
	5445 DTC Parkway, Suite 520
	Englewood, Colorado  80111

	Jeffrey M. Knetsch, Esq.
	Brownstein Hyatt & Farber, P.C.
	410 17th Street, 22nd Floor
	Denver, CO  80202
??

??

??

??




1